MATERIAL TECHNOLOGIES, INC.
11661 San Vicente Blvd., Suite 707
Los Angeles, CA 90049

                                                                                                                             May 3, 2006

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                  Re:       Material Technologies, Inc. (the “Company”)
                              Registration Statement on Form SB-2
                              Filed February 17, 2006
                              File No. 333-131939

Ladies and Gentlemen:

          We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience.  No securities were offered or sold pursuant to this registration statement.  We request this withdrawal because the Company has elected not to pursue the registration of the securities included therein at this time.  Please apply the Company’s filing fee to its account with the SEC.

          If you have any questions concerning this matter, please contact Eric Pinero at (212) 930-9700.

          Thank you for your assistance in this matter.

                                                                                                    MATERIAL TECHNOLOGIES, INC.

                                                                                                    By:  /s/ Robert M. Bernstein
                                                                                                          Robert M. Bernstein
                                                                                                          Chief Executive Officer